SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KANEB PIPE LINE PARTNERS, L.P.

(Name of Issuer)

UNITS

(Title of Class of Securities)

484169107 (CUSIP Number)

NOVEMBER 25, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 484169107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kadesh Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization BritishVirgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,145,143 6. Shared Voting Power 0 7. Sole Dispositive Power 1,145,143 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,143

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 484169107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Echo Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,145,143 6. Shared Voting Power 0 7. Sole Dispositive Power 1,145,143 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,143

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) CO

The information contained in this Amendment No. 1 to Schedule 13G is as of the date hereof, unless otherwise expressly provided herein.

Item 1(a).    Name of Issuer:

Kaneb Pipe Line Partners, L.P.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

2435 North Central Expressway, Richardson, Texas 75080.

Item 2(a).    Name of Persons Filing:

Kadesh Investments Limited (“Kadesh”), and Echo Limited (“Echo”)

Item 2(b).    Address of Principal Business Office or, if none, Residence:

Kadesh: 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000 Monaco.

Echo: 37 Athol Street, Douglas, Isle of Man.

Item 2(c).    Citizenship:

Kadesh: British Virgin Islands

Echo: Isle of Man

Item 2(d).    Title of Class of Securities:

Units.

Item 2(e).    CUSIP Number:

484169107.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  [    ]  Broker or dealer registered under Section 15 of the Act;

(b)  [    ]  Bank as defined in Section 3(a)(6) of the Act;

(c)  [    ]  Insurance company as defined in Section 3(a)(19) of the Act;

(d)  [    ]  Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)  [    ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  [    ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  [    ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)  [    ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)  [    ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

(j)  [    ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.    Ownership:

Each Reporting Person is the beneficial owner of 1,145,143 Units, representing 4.6% of the Units. Each Reporting Person has the sole power to vote and dispose of all of such Units. Echo controls Kadesh.

The Units reported under this Amendment No. 1 comprise a portion of the original 1,645,143 Units that were reported under the initial Schedule 13G filed by Echo, Onyx Holdings, Inc. (“Onyx”), and Lancewood, Inc. (“Lancewood”), on or about January 11, 2001. Lancewood was a wholly-owned subsidiary of Onyx, Onyx was a wholly-owned subsidiary of Kadesh, and Echo controlled (and still controls) Kadesh. On September 18, 2002, Lancewood and Onyx adopted a Plan of Liquidation and Dissolution (the “Plan”). Pursuant to the Plan, on November 25, 2002, the original 1,645,143 Units were distributed from Lancewood to Onyx, and then from Onyx to Kadesh. Thereafter, on December 30, 2002, each of Lancewood and Onyx filed a Certificate of Dissolution with the Secretary of State of the State of Delaware.

On January 15, 2003, Kadesh sold 500,000 of the Units to third parties through brokered transactions, thereby reducing its ownership of Units from 1,645,143 to 1,145,143, which are reported hereunder.

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See Items 2 and 4 above.

Item 8.    Identification and Classification of Members of the Group:

Not applicable.

Item 9.    Notice of Dissolution of Group:

Not applicable.

Item 10.    Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003	KADESH INVESTMENTS LIMITED

	By:	/s/ Lars Soren Sorensen
Name: Lars Soren Sorensen Title: Authorized Signatory

	By:	/s/ Louise Mary Garbarino
Name: Louise Mary Garbarino Title: Authorized Signatory

Dated: February 12, 2003	ECHO LIMITED

	By:	/s/ Ho Tuen Yee
Name: Ho Tuen Yee Title: Director